UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Reports Fourth Quarter and Full Year 2022 Financial Results and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $19.8 million in Q4 2022, +16.5% year-over-year, and $74.9 million for the full year (FY) 2022

Multiple data catalysts expected in the next 12 to 18 months supported by cash runway expected into mid-2025

Company to host conference call today at 8:30 a.m. EST

Lausanne, Switzerland, February 28, 2023 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the fourth quarter and full year ended December 31, 2022, and provided business updates.

Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)

•	Revenue from the net sales of ZYNLONTA in the fourth quarter of 2022 increased to $19.8 million, a 16.5% increase over the same quarter in 2021, and $74.9 million for the full year 2022, partially offset by higher gross-to-net sales deductions. The sequential third quarter to fourth quarter slight decline of 7.0% in net sales was due to higher gross-to-net and individual ordering account fluctuations.

•	The European Commission (EC) and the United Kingdom’s Medicines and Healthcare products Regulatory Agency (MHRA) granted conditional marketing authorization for the use of ZYNLONTA (loncastuximab tesirine) for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL).

•	The Company entered into a collaboration and clinical supply agreement with Roche to evaluate ZYNLONTA in combination with glofitamab and mosunetuzumab in addition to polatuzumab in the Phase 1 LOTIS-7 trial.

Cami (camidanlumab tesirine)

•	Based on the positive pivotal Phase 2 data, the Company is actively seeking a partner to progress this program.

Pipeline

•	ADCT-901 (targeting KAAG1): Dose escalation in the Phase 1 single-agent trial is progressing. The Company is amending the protocol to explore different dosing schedules to optimize the potential clinical outcomes for patients and in preparation for regulatory interactions.

•	ADCT-601 (targeting AXL): Dose escalation in the Phase 1b trial is progressing and the IHC assay is under final validation. The study is comprised of a monotherapy arm including patients with sarcoma, non-small cell lung cancer and those with AXL gene amplification and a combination arm with gemcitabine in patients with sarcoma.

•	ADCT-602 (targeting CD22): Initial data showing encouraging clinical activity from the Phase 1 study of ADCT-602 for patients with relapsed or refractory acute lymphoblastic leukemia were released in an oral presentation at the 64th American Society of Hematology (ASH) Annual Meeting by The University of Texas MD Anderson Cancer Center.

Corporate Update

•	Mohamed Zaki, MD, PhD, was appointed the Company’s new Chief Medical Officer (CMO), effective January 3, 2023. Dr. Zaki is a pharmaceutical industry veteran with over 20 years of experience in oncology and hematology drug development. Most recently, he served as Vice President & Global Head of Oncology Development at AbbVie. Dr. Zaki worked on ibrutinib, venetoclax, lenalidomide and pomalidomide, among many other notable therapies.

•	Jose “Pepe” Carmona was appointed the Company’s new Chief Financial Officer (CFO), effective December 19, 2022. Mr. Carmona is a seasoned CFO with over 20 years of financial leadership optimizing capital formation, developing and implementing capital allocation strategies, managing multibillion-dollar international commercial businesses and executing partnerships in the pharmaceutical and biotech industry, both in the U.S. and internationally.

Upcoming Expected Milestones

ZYNLONTA

•	European phased launch by partner Sobi in 2Q 2023

•	Complete enrollment of the LOTIS-5 study in 2024

•	Preliminary safety and efficacy data from the LOTIS-9 study in 2024

•	Preliminary safety and efficacy data from the LOTIS-7 study in 2024

Pipeline

ADCT-901 (targeting KAAG1)

•	Preliminary data from Phase 1 dose escalation study in 1H 2024

ADCT-601 (targeting AXL)

•	Preliminary data from Phase 1 dose escalation/expansion study in 1H 2024

ADCT-212 (targeting PSMA)

•	Initiate Phase 1 study in 1H 2024

ADCT-602 (targeting CD22)

•	Complete Phase 1 dose expansion study in 1H 2024

ADCT-701 (targeting DLK-1)

•	Initiate Phase 1 study in 2H 2023

Fourth Quarter and Full Year Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $326.4 million as of December 31, 2022, compared to $380.9 million as of September 30, 2022. This does not include the $50.0 million milestone received in February 2023 from Sobi, triggered by European regulatory approval of ZYNLONTA in third-line DLBCL. Based on the Company’s business plan and expected $75.0 million milestone from HealthCare Royalty Partners, triggered by the first EU commercial sale, the Company expects its cash runway now extends into the middle of 2025.

Product Revenue

Net product revenue was $19.8 million for the fourth quarter and $74.9 million for the full year ended 2022, compared to $17.0 million for the same quarter and $33.9 million for the full year ended 2021. Net product revenues are for U.S. sales of ZYNLONTA which commenced in May 2021. The 120.9% year-over-year increase was principally due to a full year of sales activity in 2022 as compared to a partial year in 2021. The increase in sales volume was partially offset with higher gross-to-net deductions.

License Revenue

License revenue was $50.0 million for the fourth quarter of 2022. The Company recognized $50.0 million from Sobi for the European regulatory approval of ZYNLONTA in third-line DLBCL. License revenue was $135.0 million for the full year 2022 and included the $50.0 million European regulatory approval milestone from Sobi, as well as $85.0 million in upfront payments from our partners, Sobi and Mitsubishi Tanabe Pharma Corporation.

Cost of Product Sales

Cost of product sales was $0.5 million for the fourth quarter and $4.6 million for the full year 2022, compared to $0.8 million for the same quarter and $1.4 million for the year full 2021. The increase of $3.2 million for the year was primarily associated with $2.5 million of impairment charges for product intermediates and antibodies that did not meet the Company’s specifications. The specification issues did not, and are not expected to, impact the Company’s ability to supply commercial product. In addition, cost of product sales increased due to a full year of sales activity in 2022 as compared to 2021 due to the commencement of ZYNLONTA sales in May 2021.

Research and Development (R&D) Expenses

R&D expenses were $48.7 million for the fourth quarter and $187.9 million for the full year 2022, compared to $42.5 million for the same quarter and $158.0 million for the full year 2021. R&D expenses increased as a result of continued investments in the pipeline.

Selling and Marketing (S&M) Expenses

S&M expenses were $16.2 million for the fourth quarter and $69.1 million for the full year 2022, as compared to $18.6 million for the same quarter and $64.8 million for the full year 2021. The decrease in S&M expenses for the quarter was primarily due to lower share-based compensation expense. The increase in S&M expenses during the year is primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA during the year partially offset by lower share-based compensation expense.

General and Administrative (G&A) Expenses

G&A expenses were $15.1 million for the fourth quarter and $72.0 million for the full year 2022, compared to $17.9 million for the same quarter and $71.5 million for the full year. G&A expenses decreased during the fourth quarter primarily due to lower share-based compensation expense. G&A expenses for the full year increased primarily due to higher professional fees and costs associated with the CEO transition, partially offset by lower share-based compensation expense.

Net Loss and Adjusted Net Loss

Net loss was $24.2 million, or a net loss of $0.30 per basic and diluted share for the fourth quarter and $155.8 million, or a net loss of $1.99 per basic and diluted share for the year ended December 31, 2022. This compares to a net loss of $34.4 million, or a net loss of $0.45 per basic and diluted share, for the same quarter and $230.0 million, or a net loss of $3.00 per basic and diluted share, for the year ended December 31, 2021.

Adjusted net loss, which is a non-IFRS financial measure, was $7.9 million, or an adjusted net loss of $0.10 per basic and diluted share for the fourth quarter and $81.7 million, or an adjusted net loss of $1.05 per basic and diluted share for the full year ended December 31, 2022. This compares to an adjusted net loss of $30.0 million, or an adjusted net loss of $0.39 per basic and diluted share, for the same quarter and $186.1 million, or an adjusted net loss of $2.42 per basic and diluted share, for the year ended December 31, 2021.

The decrease in net loss and adjusted net loss for the quarter and year ended December 31, 2022, as compared to the same period in 2021, was primarily due to higher product and license revenue, partially offset by the increase in operating expenses. The decrease in net loss for the quarter and year-ended December 31, 2022 was also attributable to lower share-based compensation expense and income arising from changes in the fair value of our convertible loan derivatives and warrant obligations, offset by the extinguishment of our convertible loans and derivatives.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. In addition to ZYNLONTA, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•	Adjusted net loss and income

•	Adjusted net loss and income per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and warrant obligations and the effective interest expense associated with the Facility Agreement with Deerfield and the senior secured term loan facility, loss on extinguishment, transaction costs associated with debt or equity issuances that are expenses pursuant to IFRS, and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the Company’s ability to achieve the 2023 net product sales guidance for ZYNLONTA® and the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the Company’s ability to continue to commercialize ZYNLONTA® in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi®) ability to successfully commercialize ZYNLONTA® in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA® in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 2, 5 and 9, ADCT 901, 601 and 212, the timing and outcome of regulatory submissions and actions by the FDA or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

ADC Therapeutics SA

Condensed Consolidated Statement of Operations (Unaudited)

(in KUSD except for per share data)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2022	2021	2022	2021
Product revenues, net	19,798	17,010	74,908	33,917
License revenue	50,000	—	135,000	—
Total revenue	69,798	17,010	209,908	33,917

Operating expense
Cost of product sales	(489)	(770)	(4,579)	(1,393)
Research and development expenses	(48,733)	(42,492)	(187,898)	(158,002)
Selling and marketing expenses	(16,176)	(18,603)	(69,052)	(64,780)
General and administrative expenses	(15,138)	(17,926)	(72,006)	(71,462)
Total operating expense	(80,536)	(79,791)	(333,535)	(295,637)
Loss from operations	(10,738)	(62,781)	(123,627)	(261,720)

Other income (expense)
Financial income	1,627	20	17,970	66
Financial expense	(9,804)	(9,520)	(36,924)	(18,340)
Non-operating (expense) income	(1,275)	15,929	(12,080)	28,489
Total other (expense) income	(9,452)	6,429	(31,034)	10,215
Loss before taxes	(20,190)	(56,352)	(154,661)	(251,505)
Income tax (expense) benefit	(3,967)	21,971	(1,139)	21,479
Net loss	(24,157)	(34,381)	(155,800)	(230,026)

Net loss attributable to:
Owners of the parent	(24,157)	(34,381)	(155,800)	(230,026)

Net loss per share, basic and diluted	(0.30)	(0.45)	(1.99)	(3.00)

ADC Therapeutics SA

Condensed Consolidated Balance Sheet (Unaudited)

(in KUSD)

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	326,441	466,544
Accounts receivable, net	72,971	30,218
Inventory	18,564	11,122
Other current assets	28,039	17,298
Total current assets	446,015	525,182
Non-current assets
Property, plant and equipment	3,261	4,066
Right-of-use assets	6,720	7,164
Intangible assets	14,360	13,582
Interest in joint venture	31,152	41,236
Deferred tax asset	26,757	26,049
Other long-term assets	903	693
Total non-current assets	83,153	92,790

Total assets	529,168	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	12,351	12,080
Other current liabilities	73,035	50,497
Lease liabilities, short-term	1,097	1,029
Current income tax payable	—	3,754
Senior secured term loans, short-term	12,474	—
Convertible loans, short-term	—	6,575
Total current liabilities	98,957	73,935
Non-current liabilities
Senior secured term loans, long-term	97,240	—
Convertible loans, long-term	—	87,153
Convertible loans, derivatives	—	37,947
Warrant obligations	1,788	—
Deferred royalty obligation, long-term	212,353	218,664
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	6,564	6,994
Defined benefit pension liabilities	—	3,652
Total non-current liabilities	341,484	377,949

Total liabilities	440,441	451,884

Equity attributable to owners of the parent
Share capital	7,312	6,445
Share premium	1,007,452	981,827
Treasury shares	(679)	(128)
Other reserves	155,683	102,646
Cumulative translation adjustments	(356)	183
Accumulated losses	(1,080,685)	(924,885)
Total equity attributable to owners of the parent	88,727	166,088

Total liabilities and equity	529,168	617,972

ADC Therapeutics SA

Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)

(in KUSD except for share and per share data)

	For the Three Months Ended December 31,		For the Years Ended December 31,
in KUSD (except for share and per share data)	2022	2021	2022	2021
Net loss	(24,157)	(34,381)	(155,800)	(230,026)
Adjustments:
Share-based compensation expense (i)	8,344	13,539	50,637	60,555
Convertible loans, derivatives, change in fair value income (ii)	—	(18,614)	(25,650)	(34,893)
Convertible loans, second tranche, derivatives, transacation costs (iii)	—	—	—	148
Loss on extinguishment (iv)	—	—	42,114	—
Senior secured term loans, warrants, change in fair value income (ii)	(419)	—	(2,962)	—
Effective interest expense on convertible loans (v)	—	3,025	7,684	10,418
Deerfield warrants obligation, change in fair value income (ii)	(2,086)	—	(11,504)	—
Senior secured term loan facility, warrants, transaction costs (iii)	—	—	245	—
Effective interest expense on senior secured term loan facility (v)	3,912	—	5,845	—
Deferred royalty obligation interest expense (vi)	5,844	5,506	23,200	6,752
Deferred royalty obligation cumulative catch-up adjustment expense (income) (vi)	631	936	(15,482)	936
Adjusted net loss	(7,931)	(29,989)	(81,673)	(186,110)

Net loss per share, basic and diluted	(0.30)	(0.45)	(1.99)	(3.00)
Adjustment to net loss per share, basic and diluted	0.20	0.06	0.94	0.58
Adjusted net loss per share, basic and diluted	(0.10)	(0.39)	(1.05)	(2.42)
Weighted average shares outstanding, basic and diluted	80,463,306	76,801,875	78,152,964	76,748,204

(i)	Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the statement of operations and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)	Change in the fair value of the convertible loan derivatives, senior secured term loan facility warrants and the Deerfield warrant obligation results from the valuation at the end of each reporting period. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.

(iii)	The transaction costs allocated to the convertible loan second tranche derivative as well as the senior secured term loan facility warrant obligation represent actual costs. We do not believe that these costs reflect the performance of our ongoing business.

(iv)	As a result of the exchange agreement entered into on August 15, 2022, the Company recognized a loss on extinguishment which primarily consists of the difference between the aggregate principal amount and carrying amount of the convertible loans and exit fee as well as the unpaid interest payments through the maturity date.

(v)	Effective interest expense on convertible loans and senior secured term loans relates to the increase in the value of our loans in accordance with the amortized cost method.

(vi)	Deferred royalty obligation interest expense relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and cumulative catch-up adjustment expense (income) relates to changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: February 28, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory